ASP 3/5/2002



02003023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Heller Capital Markets Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



500 West Monroe Street
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim O'Rourke — 312-441-7287 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

303 E. Wacker Drive		IL	60601
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Independent Auditors' Report

To the Board of Directors of
Heller Capital Markets Group, Inc.:

We have audited the accompanying statement of financial condition of Heller Capital Markets Group, Inc. (a Delaware corporation) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the period ended December 31, 2000 were audited by other auditors whose report dated February 22, 2001 expressed an unqualified opinion on these statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heller Capital Markets Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 15, 2002



HELLER CAPITAL MARKETS GROUP, INC.

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents (note 5)	$	1,383,312

Liabilities and Stockholder's Equity

Intercompany payable (notes 3 and 4)	$	314,112
Other accrued liabilities		15,900
Total liabilities		330,012
Stockholder's equity:		
Common stock, $1.00 par value; 1,000 shares authorized, issued, and outstanding		1,000
Additional paid-in capital		20,000
Retained earnings		1,032,300
Total stockholder's equity		1,053,300
Total liabilities and stockholder's equity	$	1,383,312

The accompanying notes are an integral part of these financial statements.

HELLER CAPITAL MARKETS GROUP, INC.

Notes to Financial Statements

December 31, 2001

(1) Organization

Heller Capital Markets Group, Inc. (the Company) is a wholly owned subsidiary of Heller Financial, Inc. (Heller Financial), whose ultimate parent through October 24, 2001, was Mizuho Holdings, Inc. a bank holding company comprised of the Fuji Bank, Limited, The Industrial Bank of Japan, Limited, and The Dai-Ichi Kangyo Bank, Limited.

On October 25, 2001 all of Heller Financial's issued and outstanding Class A and Class B Common Stock was acquired by General Electric Capital Corporation (GE Capital) through a merger agreement. GE Capital is a wholly owned subsidiary of General Electric Corporation.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934.

(2) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires that the minimum net capital be greater than $5,000 or 6 and 2/3% of aggregate indebtedness. The Company's net capital was $1,053,300 at December 31, 2001, which exceeded the minimum net capital requirement of $22,000.

(3) Intercompany Payable

During 2001, the Company was included in the consolidated United States federal and state tax returns of Heller Financial and was a party to a tax sharing agreement with Heller Financial. Under the agreement, the Company paid Heller Financial for the income tax liability computed as if the Company were a separate taxpayer. At December 31, 2001, the intercompany payable represents the Company's amount owed to Heller Financial for the income tax liability. During 2001, Heller Financial paid $76,298 in taxes on behalf of the Company.

(4) Related Party Activity

In accordance with an agreement dated November 1, 1991 with Heller Financial, the Company acts as Placement Agent for commercial paper issued by Heller Financial and is compensated by Heller Financial based upon the face amount of commercial paper sold, at a rate agreed upon by the Company and Heller Financial. In 2001, the Company placed $27.8 billion of commercial paper for Heller Financial, for which the Company earned $1,092,890 in brokerage fees.

In accordance with an agreement effective January 2, 1998, certain employees of Heller Financial performed managerial, administrative, and other related functions for the Company during 2001. The Company compensated Heller Financial in the form of management fees for these services at a rate which reflects an estimate of the current costs to Heller Financial. The Company also compensated Heller Financial for all other general and administrative expenses incurred by the Company.

(5) Statement of Cash Flows

Cash and cash equivalents consist of cash at banks and a money market account which is maintained with a major U.S. bank.